LONG ISLAND ICED TEA CORP.

116 Charlotte Avenue

Hicksville, New York 11801

June 23, 2016

VIA EDGAR

Mr. John Reynolds

Assistant Directors

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Long Island Iced Tea Corp. (the "Company")
Registration Statement on Form S-1 originally filed April 8, 2016
(File No. 333-210669) (the "Registration Statement")

Dear Mr. Reynolds:

Reference is made to our letter filed as correspondence via EDGAR on June 20, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for June 23, 2016, at 5:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date. We will advise the Staff as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Very truly yours,

LONG ISLAND ICED TEA CORP.

By:	/s/ Philip Thomas
Philip Thomas
Chief Executive Officer